EXHIBIT 2.1

              JOLT TECHNOLOGY INC. ACQUISITION TERM SHEET


     When signed by all parties, this Term Sheet will memorialize the terms and conditions of a binding agreement between Thomas M. Wheeler ("Wheeler") and DDL Electronics, Inc. ("DDL") as to all of the terms herein set forth. This agreement may be supplemented by additional definitive agreements, instruments and other documents including terms and conditions customary in transactions of this nature but not inconsistent herewith. The terms set forth herein shall not be further modified or negotiated without the consent of both parties and shall be included in the definitive agreements.


1. DDL will acquire all of the issued and outstanding shares of Jolt Technology, Inc. in exchange for nine million shares of DDL common stock.

2.     Registration Requirement:     DDL will register these shares on
the next available registration of stock, but not later than twelve months from closing.

3.     Lock-up Period:     A lock-up period of three months from closing
will be established in the final documents.

4.     Closing:     This transaction will close as soon as possible
after approval of the issuance of the 9 million shares of common stock by DDL stockholders. Stockholder approval will be requested at the next scheduled stockholder meeting. Management and the Board of Directors agree to support stockholder approval. If stockholder approval is not obtained, this transaction shall terminate without liability to either party.

5. Jolt will have at closing, book value of at least $1.5 million of which not less than $600,000 will be in cash. There will be no shareholder debt on the Company's books.

6. DDL will seek a fairness opinion for this transaction. If such an opinion cannot be obtained after reasonable attempts to do so in which representatives of Jolt may participate this transaction shall terminate without liability to either party.

7. If it is determined that the consummation of this transaction will violate any securities laws or regulations or the rules of the New York Stock Exchange, this transaction shall terminate without liability to either party.
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Agreed as of June 30, 1997:

DDL ELECTRONICS, INC.



By:         /s/Gregory L. Horton
            ______________________________
            Gregory L. Horton
            President & CEO



/s/Thomas M. Wheeler
______________________________________
Thomas M. Wheeler





/s/Charlene Ann Gondek
______________________________________
Charlene Ann Gondek

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